UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)[1]

<u>Box, Inc.</u>
(Name of Issuer)

<u>Class A Common Stock, $0.0001 par value</u>
(Title of Class of Securities)

<u>10316T104</u>
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
<u>(212) 451-2300</u>
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

<u>May 10, 2021</u>
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,872,443
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,872,443
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,443	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,275,334
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,275,334
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,334	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 746,496
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 746,496	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,399,133
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,399,133
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,133	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 652,637
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 652,637	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD X MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336,220	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,336,220	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,220		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON OO	

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON PETER A. FELD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON DEBORAH S. CONRAD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

1	NAME OF REPORTING PERSON JOHN R. MCCORMACK	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%	
14	TYPE OF REPORTING PERSON IN	

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON XAVIER D. WILLIAMS		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%		
14	TYPE OF REPORTING PERSON IN		

CUSIP No. 10316T104

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)   This statement is filed by:

    (i)   Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the Shares directly and beneficially owned by it;

    (ii)   Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

    (iii)   Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), with respect to the Shares directly and beneficially owned by it;

    (iv)   Starboard Value R LP ("Starboard R LP"), as the general partner of Starboard C LP;

    (v)   Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

    (vi)   Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

    (vii)   Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard R LP and Starboard L GP;

    (viii) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

    (ix)   Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

    (x)   Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

    (xi)   Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

    (xii)   Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xiii)   Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP; and

(xiv)   Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the "Board");

(xv)   Deborah S. Conrad, as a nominee for the Board;

(xvi)   John R. McCormack, as a nominee for the Board; and

(xvii)   Xavier D. Williams, as a nominee for the Board.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Starboard S LLC, Starboard C LP, Starboard R LP, Starboard R GP, Starboard L GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of Starboard V&O Fund and Starboard L Master is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KYI-9008, Cayman Islands. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Schedule A to Amendment No. 3 and are incorporated by reference in this Item 2. The principal business address of Ms. Conrad is 49 Jennings Lane, Atherton, California 94027. The principal business address of Mr. McCormack is 1510 Rainbow Bnd, Austin, Texas 78703. The principal business address of Mr. Williams is 1720 Peachtree Street, Suite 629 Atlanta, Georgia 30309.

(c)   The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard R LP serves as the general partner of Starboard C LP. Starboard R GP serves as the general partner of Starboard R LP and Starboard L GP. Starboard L GP serves as the general partner of Starboard L Master. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Ms. Conrad is serving as the Interim Chief Marketing Officer at NovaSignal Corporation. The principal occupation of Mr. McCormack is serving as Operating Partner at TELEO Capital Management LLC. The principal occupation of Mr. Williams is serving as Chief Executive Officer of American Virtual Technologies, Inc.

(d)   No Reporting Person, nor any person listed on Schedule A to Amendment No. 3 to the Schedule 13D, annexed thereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person, nor any person listed on Schedule A to Amendment No. 3 to the Schedule 13D, annexed thereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Smith Feld, McCormack and Williams and Ms. Conrad are citizens of the United States of America. The citizenship of the persons listed on Schedule A to Amendment No. 3 to the Schedule 13D is set forth therein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 10, 2021, Starboard V&O Fund (together with its affiliates, "Starboard") delivered a letter to the Issuer (the "Nomination Letter") nominating a slate of highly qualified director candidates, including Deborah S. Conrad, Peter A. Feld, John R. McCormack and Xavier D. Williams, (collectively, the "Nominees"), for election to the Board at the Issuer's 2021 annual meeting of stockholders (the "Annual Meeting"). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning operations, finance, private equity, engineering, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance. Starboard carefully selected this highly qualified slate of Nominees who collectively have substantial and highly successful experience across the technology industry, including decades of experience as CEOs, senior executives, board chairs, and directors of well-performing technology companies.

Also on May 10, 2021, Starboard delivered a letter to the Issuer's stockholders announcing its nomination of the Nominees for election at the Annual Meeting and highlighting the Issuer's significant valuation discount to peers due to years of missed expectations, poor results, and generally poor governance. Starboard believes its Nominees have the experience and track record to drive the much needed oversight and accountability that will put the Issuer on a path to significant long-term value creation. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Deborah S. Conrad currently serves as the Interim Chief Marketing Officer at NovaSignal Corporation, a medical technology company, since May 2020. Since January 2020, Ms. Conrad also serves as a Strategic Advisor at Grand Rounds Health, Inc., a healthcare technology company where she previously served as Senior Vice President and Chief Marketing Officer, from September 2018 to January 2020. Prior to that, Ms. Conrad served as the Chief Marketing and Revenue Officer at Globality, Inc., a business to business services marketplace, from November 2016 to October 2017 and as the Chief Marketing Officer-in-Residence and Managing Partner at West, a venture studio, from September 2014 to September 2015. Previously, Ms. Conrad had an extensive career spanning 27 years at Intel Corporation (NASDAQ: INTC) ("Intel"), a global manufacturing and technology company, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management and business development, culminating in her role as Corporate Vice President and Chief Marketing Officer, from May 2008 to May 2014. Ms. Conrad currently serves as an Executive Advisory Board Member for BioIQ, Inc., a healthcare technology company, since November 2020. Ms. Conrad also has extensive private board experience, having previously served on the Board of Directors of each the following, Intel Edtech Accelerator, a partner to companies in the education industry established by Intel, from June 2015 to December 2017; Samasource (n/k/a Sama), a data production company for artificial intelligence and machine learning, from June 2014 to June 2019; Superfly, a New York based marketing and event company, from October 2014 to April 2019; Cowboy Ventures LLC, a venture capital firm supporting seed-stage technology companies, from July 2014 to July 2019; and the Intel Foundation, a private corporate foundation established by Intel, from May 2008 to May 2014. Ms. Conrad also served as an Intel Capital Board Observer at Care Innovations, an Intel & GE Healthcare joint venture, from March 2013 to April 2014. Additionally, Ms. Conrad previously served on the Board of Directors of ArtSpan, a nonprofit organization serving as a platform for artists, from August 2014 to December 2019, the Association of National Advertisers, a trade organization that represents the advertising industry, from October 2011 to April 2014 and the AD Council, a nonprofit organization that produces public service announcements, from January 2009 to April 2014.

Peter A. Feld is a Managing Member and Head of Research of Starboard Value LP, a New York-based investment adviser with a focused and fundamental approach to investing primarily in publicly traded U.S. companies, a position he has held since April 2011. From November 2008 to April 2011, Mr. Feld served as a Managing Director of Ramius LLC and a Portfolio Manager of Ramius Value and Opportunity Master Fund Ltd. From February 2007 to November 2008, he served as a director at Ramius LLC. Mr. Feld currently serves as Chair of the Board of Directors of GCP Technologies Inc. (NYSE: GCP), a leading specialty construction chemicals and building products company, since June 2020 and as a member of the Board of Directors of each of Magellan Health, Inc. (NASDAQ: MGLN), a healthcare company, since March 2019 and NortonLifeLock Inc. (f/k/a Symantec Corporation) (NASDAQ: NLOK), a cybersecurity software and services company, since September 2018. He previously served as a member of the Board of Directors of each of AECOM (NYSE: ACM), a multinational infrastructure firm, from November 2019 to June 2020, Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in storage, networking and connectivity semiconductor solutions, from May 2016 to June 2018, The Brink's Company (NYSE: BCO), a global leader in security-related services, from January 2016 to November 2017, Insperity, Inc. (NYSE: NSP), an industry-leading HR services provider, from March 2015 to June 2017, Darden Restaurants, Inc. (NYSE: DRI), a full-service restaurant company, from October 2014 to September 2015, Tessera Technologies, Inc. (formerly NASDAQ: TSRA) (n/k/a Xperi Corporation), a leading product and technology licensing company, from June 2013 to April 2014, and Integrated Device Technology, Inc. (NASDAQ: IDTI), a company that designs, develops, manufactures and markets a range of semiconductor solutions for the advanced communications, computing and consumer industries, from June 2012 to February 2014. Mr. Feld received a BA in Economics from Tufts University.

John R. McCormack currently serves as an Operating Partner at TELEO Capital Management LLC, a private equity firm focused on the software technology, healthcare IT, business services and industrial sectors, since February 2020. Prior to that, Mr. McCormack was an Operating Executive at Marlin Equity Partners ("Marlin"), a global investment firm, from October 2016 to December 2019. While at Marlin, Mr. McCormack led the firm's investment and acquisition of AppRiver, a software security company, where he served as Chief Executive Officer and Chairman of the Board of Directors, from October 2017 to February 2019, until it was acquired by the Zix Corporation (NASDAQ: ZIXI). Mr. McCormack served as Interim Chief Executive Officer, from May 2017 to April 2018, and as Chairman of the Board of Directors, from January 2017 to July 2018 at Fidelis Cybersecurity, a leading provider of computer and network security. Mr. McCormack served in various capacities and positions of increasing responsibility at Forcepoint LLC (f/k/a Raytheon/Websense, Inc. (previously NASDAQ: WBSN)), a cybersecurity company, culminating in his role as Chief Executive Officer, from January 2013 to April 2016 and as an Advisor to the Board of Directors, from April 2016 to December 2016. Mr. McCormack served as the Vice President of Engineering, Client Security, at the Symantec Corporation (n/k/a NortonLifeLock Inc.) (NASDAQ: NLOK) ("NortonLifeLock"), a cybersecurity software and services company, from 2005 to 2006. Prior to that, he served as Senior Vice President of Development at Sygate Technologies Inc., a provider of networking and security technologies, from 2004 until it was acquired by NortonLifeLock in 2005. Mr. McCormack currently serves on the Board of Directors of Ping Identity Holding Corp. (NYSE: PING), a software company providing identity security for digital enterprise, since June 2016. Mr. McCormack also serves an Investor and the Chairman of the Board of Directors of NeuShield, Inc., a privately held software company that provides data protection, since March 2021. He also serves on the Board of Directors of privately held Forcepoint LLC, since April 2021. Mr. McCormack previously served on the Board of Directors of privately held Identity Engines, a developer of identity-based solutions for securing enterprise networks, from 2004 to 2007. Mr. McCormack holds a B.S. in Computer Science from the University of New Hampshire, a M.S. in Information Management from George Washington University and a Global CEO Certification in International and Global Studies from The Wharton School of Business at the University of Pennsylvania.

Xavier D. Williams currently serves as the Chief Executive Officer of American Virtual Cloud Technologies, Inc. (NASDAQ: AVCT), a leading cloud communications and information technology services provider, since October 2020, where he also serves on the Board of Directors. Previously, Mr. Williams had an extensive career spanning almost 30 years at AT&T Inc. ("AT&T") (NYSE: T), a multinational telecommunications company and telephone services provider, where he served in various capacities and positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, human resources, global operations and customer service, culminating in his role as President of AT&T's Public Sector & First Net, from July 2020 to September 2020. Mr. Williams has received several awards, including an Honorary Doctorate from the Edinboro University of Pennsylvania, the AT&T Chairman's Diversity Award, the Eagle Award for outstanding leadership from the National Eagle Leadership Institute, and the USA Freedom Corps' Award for Dedication to Volunteer Services. In addition, Mr. Williams has been recognized as one of the Top 100 Most Influential Blacks in Corporate America by Savoy magazine, one of the Most Powerful Executives in Corporate America by Black Enterprise magazine, one of the Top 100 Under 50 Executive Leaders by Diversity MBA magazine, and one of the Wash100 leaders in government contracting by Executive Mosaic (an international leadership organization). Mr. Williams holds a B.S. in Business Administration from Edinboro University of Pennsylvania and an M.B.A. from the University of Pittsburgh's Katz School of Business.

Starboard has engaged, and intends to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer's Board, generally.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 162,670,782 Shares outstanding, as of April 2, 2021, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2021.

A.   Starboard V&O Fund

(a)   As of the close of business on May 10, 2021, Starboard V&O Fund beneficially owned 6,872,443 Shares.

Percentage: Approximately 4.2%

(b)   1. Sole power to vote or direct vote: 6,872,443
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,872,443
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

B.   Starboard S LLC

    (a)   As of the close of business on May 10, 2021, Starboard S LLC beneficially owned 1,275,334 Shares.

          Percentage: Less than 1%

    (b)   1. Sole power to vote or direct vote: 1,275,334
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 1,275,334
          4. Shared power to dispose or direct the disposition: 0

    (c)   Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

C.   Starboard C LP

    (a)   As of the close of business on May 10, 2021, Starboard C LP beneficially owned 746,496 Shares.

          Percentage: Less than 1%

    (b)   1. Sole power to vote or direct vote: 746,496
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 746,496
          4. Shared power to dispose or direct the disposition: 0

    (c)   Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

D.   Starboard R LP

    (a)   Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 746,496 Shares owned by Starboard C LP.

          Percentage: Less than 1%

    (b)   1. Sole power to vote or direct vote: 746,496
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 746,496
          4. Shared power to dispose or direct the disposition: 0

    (c)   Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

E.   Starboard R GP

(a)   Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 746,496 Shares owned by Starboard C LP and (ii) 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 1,399,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,399,133
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

F.   Starboard L Master

(a)   As of the close of business on May 10, 2021, Starboard L Master beneficially owned 652,637 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

G.   Starboard L GP

(a)   Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

H.   Starboard X Master

(a)   As of the close of business on May 10, 2021, Starboard X Master beneficially owned 1,336,220 Shares.

Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 1,336,220
                      2. Shared power to vote or direct vote: 0
                      3. Sole power to dispose or direct the disposition: 1,336,220
                      4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard X Master has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

I.   Starboard Value LP

      (a)   As of the close of business on May 10, 2021, 2,130,533 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii)746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

             Percentage: Approximately 8.0%

      (b)   1. Sole power to vote or direct vote: 13,013,663
                      2. Shared power to vote or direct vote: 0
                      3. Sole power to dispose or direct the disposition: 13,013,663
                      4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

J.   Starboard Value GP

      (a)   Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

             Percentage: Approximately 8.0%

      (b)   1. Sole power to vote or direct vote: 13,013,663
                      2. Shared power to vote or direct vote: 0
                      3. Sole power to dispose or direct the disposition: 13,013,663
                      4. Shared power to dispose or direct the disposition: 0

      (c)   Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

K. Principal Co

    (a)   Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

        Percentage: Approximately 8.0%

    (b)   1. Sole power to vote or direct vote: 13,013,663
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 13,013,663
        4. Shared power to dispose or direct the disposition: 0

    (c)   Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

L. Principal GP

    (a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

        Percentage: Approximately 8.0%

    (b)   1. Sole power to vote or direct vote: 13,013,663
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 13,013,663
        4. Shared power to dispose or direct the disposition: 0

    (c)   Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

M. Messrs. Smith and Feld

    (a)   Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

        Percentage: Approximately 8.0%

    (b)   1. Sole power to vote or direct vote: 0
        2. Shared power to vote or direct vote: 13,013,663
        3. Sole power to dispose or direct the disposition: 0
        4. Shared power to dispose or direct the disposition: 13,013,663

(c)   None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 4 to the Schedule 13D.

N.   Ms. Conrad

(a)   As of the close of business on May 10, 2021, Ms. Conrad did not own any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   Ms. Conrad has not entered into any transactions in the Shares during the past sixty days.

O.   Mr. McCormack

(a)   As of the close of business on May 10, 2021, Mr. McCormack did not own any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. McCormack has not entered into any transactions in the Shares during the past sixty days.

P.   Mr. Williams

(a)   As of the close of business on May 10, 2021, Mr. Williams did not own any Shares.

Percentage: 0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. Williams has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.   <u>Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer</u>.

Item 6 is hereby amended to add the following:

On May 10, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the "Solicitation"), and (c) Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and Starboard Value LP through the Starboard Value Account agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Starboard has signed separate letter agreements (the "Indemnification Agreements") with each of the Nominees (other than Mr. Feld) pursuant to which it and its affiliates have agreed to indemnify such Nominees against certain claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Starboard has signed compensation letter agreements (the "Compensation Letter Agreements") with each of the Nominees (other than Mr. Feld), pursuant to which it has agreed to pay each of such Nominees: (i) $25,000 in cash as a result of the submission by Starboard of its nomination of each of such Nominees to the Issuer and (ii) $25,000 in cash upon the filing by Starboard of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Nominees' election as directors of the Issuer. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed to use the after-tax proceeds from such compensation to acquire securities of the Issuer (the "Nominee Shares"), subject to Starboard's right to waive the requirement to purchase the Nominee Shares. Pursuant to the Compensation Letter Agreements, each of such Nominees has agreed not to sell common stock, transfer or otherwise dispose of any Nominee Shares until the earliest to occur of (i) the Issuer's appointment or nomination of such Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Nominee's nomination or appointment as a director of the Issuer, (iii) Starboard's withdrawal of its nomination of such Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting; provided, however, in the event that the Issuer enters into a business combination with a third party, each of such Nominees, may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination. A form of the Compensation Letter Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1   Letter to Stockholders, dated May 10, 2021.

99.2   Joint Filing and Solicitation Agreement by and among Starboard Value and Opportunity Master Fund Ltd, Starboard Value and Opportunity S LLC, Starboard Value and Opportunity C LP, Starboard Value and Opportunity Master Fund L LP, Starboard Value L LP, Starboard Value R LP, Starboard Value R GP LLC, Starboard X Master Fund Ltd, Starboard Value LP, Starboard Value GP LLC, Starboard Principal Co LP, Starboard Principal Co GP LLC, Jeffrey C. Smith, Peter A. Feld, Deborah S. Conrad, John R. McCormack and Xavier D. Williams, dated May 10, 2021.

99.3   Form of Indemnification Letter Agreement.

99.4   Form of Compensation Letter Agreement.

99.5   Powers of Attorney.

<u>SIGNATURES</u>

    After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2021

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
  its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
  its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
  its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
  its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
  its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
  its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
  its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
  its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
  its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
  its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
   Name: Jeffrey C. Smith
   Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Deborah S. Conrad, John R. McCormack, and Xavier D. Williams



A LETTER TO THE STOCKHOLDERS OF BOX, INC.

May 10, 2021

Dear Fellow Stockholders,

Starboard Value LP (together with its affiliates, "Starboard" or "we") currently owns approximately 8.0% of the outstanding common stock of Box, Inc. ("Box" or the "Company"), making us one of the Company's largest stockholders. We have been stockholders for over two years, and our interests are directly aligned with yours. Our goal is to help drive significant value creation for the benefit of all Box stockholders following years of substantial underperformance.

Starboard has a long and successful history of investing in underperforming companies in the technology sector and helping these companies to drive significant operational, financial, and strategic improvements. We originally invested in Box due to the Company's strong market position as the best-of-breed solution in cloud content management, as well as its significant valuation discount to peers due to years of missed expectations, poor results, and generally poor governance. Our investment thesis focused on a clear opportunity to drive profitable growth, improved capital allocation, and enhanced governance in order to address the significant valuation gap between Box and its closest peers. Unfortunately, despite repeated promises by management and the Board to address these issues over the past two years and to create shareholder value, performance has not sufficiently improved and Box is still deeply undervalued versus its peers. In fact, the valuation gap has further widened during this time.

We believe opportunities for improvement still exist today, and our goal is to work with Box to help the Company finally deliver on its promises. As we stated in our May 3rd letter to stockholders, we have been privately communicating with the Board and management team for the past two years, during which time we have highlighted our concerns and perspectives regarding a litany of issues and opportunities. Despite our efforts to engage constructively, not enough progress has been made to put Box on a better path. To make matters worse, the Company has made several poor capital allocation decisions, including its recent entry into a financing transaction that we believe serves no business purpose and was done in the face of a potential election contest with Starboard at the 2021 Annual Meeting of Stockholders (the "Annual Meeting") in order to "buy the vote" and dilute the voice of common stockholders. This transparent act of entrenchment by the Board should not go unchecked and we believe indicates a clear need for common stockholders to strongly unite with a louder voice to protect the stockholders.

While last year we were pleased to reach agreement on the appointment of two new independent director candidates, it is now clear that those appointments have not created enough change. We believe our continued involvement is critical to ensure that Box has the appropriate oversight to help guide the Company through a transformation to become a best-in-class software company.

Therefore, in accordance with the Company's governance deadlines and in order to preserve our rights as stockholders, we have delivered a formal notice to Box nominating four highly qualified director candidates (the "Nominees") for election to the Board at the Annual Meeting.

When evaluating potential director candidates, we looked to craft a diverse slate of directors who have a set of skills and backgrounds that, in the aggregate, provide expertise that we believe will be additive to the Board. As you can see from our Nominees' detailed biographies in the following pages, these extremely impressive director candidates have backgrounds spanning operations, finance, private equity, engineering, marketing, mergers and acquisitions, restructuring, strategic transformation, and public company governance.

As a group, our Nominees have substantial and highly successful experience across the technology industry. Collectively, they have decades of experience as CEOs, senior executives, board chairs, and directors of well-performing technology companies. We are confident you will find the slate of professionals we are nominating to be incredibly well-qualified to serve as directors of Box. Most importantly, this group of Nominees, if elected, is prepared to serve the stockholders of Box and ensure that the interests of all stockholders are of paramount importance.

As we stated in our prior letter, we have attempted to engage with the Board constructively and in good faith, in hopes of reaching an acceptable outcome so that we can work together to represent the best interests of all stockholders. While the Board has thus far refused our attempts to work together, we remain open-minded about reaching a mutually agreeable solution with Box and will continue our dialogue with the Company.

Our goal is to represent the best interests of all stockholders, and we believe that our Nominees have the experience and track record to drive the much needed oversight and accountability at Box that will put the Company on a path to significant long-term value creation. Over the coming weeks and months, we intend to share our detailed views on, and plans for, Box, and we look forward to engaging with you as we approach the Annual Meeting.

Thank you for your consideration and support.

Respectfully,

Peter A. Feld
Managing Member
Starboard Value LP

BIOGRAPHIES OF THE NOMINEES ARE ON THE FOLLOWING PAGES

<u>Biographies of Starboard's Nominees (in alphabetical order)</u>:



<u>Deborah S. Conrad</u>

- Ms. Conrad previously served as Corporate Vice President and Chief Marketing Officer at Intel Corporation. Ms. Conrad had an extensive career spanning 27 years at Intel, where she held senior positions of increasing responsibility across multiple areas, including marketing, communications, brand management, and business development.
- Ms. Conrad currently serves as the Interim Chief Marketing Officer at NovaSignal, a medical technology company, as an Executive Advisory Board Member for BioIQ, a healthcare technology company, and as a Strategic Advisor at Grand Rounds, a healthcare technology company.
- Ms. Conrad also has extensive private board experience, having previously served on the Board of Directors of the Intel Foundation, a private corporate foundation established by Intel, and Samasource (n/k/a Sama), a data production company for artificial intelligence and machine learning, among others.



<u>Peter A. Feld</u>

- Mr. Feld is a Managing Member and Head of Research at Starboard Value LP. Prior to founding Starboard, he was a Managing Director at Ramius and a Portfolio Manager at Ramius Value and Opportunity Master Fund Ltd.
- Mr. Feld currently serves as Chair of GCP Applied Technologies and a director of NortonLifeLock and Magellan Health.
- Mr. Feld previously served as a director of AECOM, Marvell Technology, Brink's, Insperity, Darden Restaurants, and Integrated Device Technology, among others.



<u>John R. McCormack</u>

- Mr. McCormack previously served as CEO of Websense, both while it was publicly traded and following a take-private transaction by Vista Equity, and led the company through a successful sale to Raytheon.
- Mr. McCormack previously served as the Chair and CEO of AppRiver and as the Chair and Interim CEO of Fidelis Cybersecurity.
- Mr. McCormack currently serves as a director of Ping Identity and a director of Forcepoint, a privately held company. He is also an Operating Partner at TELEO Capital Management.



Xavier D. Williams

- Mr. Williams currently serves as CEO and a director of American Virtual Cloud Technologies, a leading publicly traded cloud communications and information technology services provider.
- Mr. Williams previously had an extensive career spanning almost 30 years at AT&T, culminating in his role as President of AT&T's Public Sector & First Net.
- At AT&T, he served in various capacities and positions of increasing responsibility, across multiple areas, including finance, product management, strategy, sales, human resources, global operations and customer service, including previous roles as President of Business Operations, President of Global Public Sector & Wholesale Markets, and President of Government Solutions & National Business, among others.

Exhibit 99.2

JOINT FILING AND SOLICITATION AGREEMENT

WHEREAS, certain of the undersigned are stockholders, direct or beneficial, of Box, Inc., a Delaware corporation (the "Company");

WHEREAS, Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), Starboard Value and Opportunity C LP, a Delaware limited partnership ("Starboard C LP"), Starboard Value R LP, a Delaware limited partnership, Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), Starboard Value L LP, a Delaware limited partnership, Starboard Value R GP LLC, a Delaware limited liability company, Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), Starboard Value LP, a Delaware limited partnership, Starboard Value GP LLC, a Delaware limited liability company, Starboard Principal Co LP, a Delaware limited partnership, Starboard Principal Co GP LLC, a Delaware limited liability company, Jeffrey C. Smith and Peter A. Feld (collectively, "Starboard"), Deborah S. Conrad, John R. McCormack and Xavier D. Williams wish to form a group for the purpose of seeking representation on the Board of Directors of the Company (the "Board") at the 2021 annual meeting of stockholders of the Company (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the "Annual Meeting") and for the purpose of taking all other action necessary to achieve the foregoing.

NOW, IT IS AGREED, this 10th day of May 2021 by the parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned (collectively, the "Group") agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company. Each member of the Group shall be responsible for the accuracy and completeness of his/its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this agreement is in effect, each of Deborah S. Conrad, John R. McCormack and Xavier D. Williams agrees to provide Starboard advance written notice prior to effecting any purchase, sale, acquisition or disposal of any securities of the Company which he or she has, or would have, direct or indirect beneficial ownership so that Starboard has an opportunity to review the potential implications of any such transaction in the securities of the Company and pre-clear any such potential transaction in the securities of the Company by Deborah S. Conrad, John R. McCormack and Xavier D. Williams. Each of Deborah S. Conrad, John R. McCormack and Xavier D. Williams agrees that he or she shall not undertake or effect any purchase, sale, acquisition or disposal of any securities of the Company without the prior written consent of Starboard.

3.   So long as this agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan") of (i) any of their purchases or sales of securities of the Company; or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership. Notice shall be given no later than 24 hours after each such transaction

4.   Each of the undersigned agrees to form the Group for the purpose of (i) soliciting proxies or written consents for the election of the persons nominated by the Group to the Board at the Annual Meeting, (ii) taking such other actions as the parties deem advisable, and (iii) taking all other action necessary or advisable to achieve the foregoing.

5.　　　Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master shall have the right to pre-approve all expenses incurred in connection with the Group's activities and agree to pay directly all such pre-approved expenses on a pro rata basis between Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master based on the number of Shares in the aggregate beneficially owned by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master on the date hereof.

6.　　　Each of the undersigned agrees that any SEC filing, press release or stockholders communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities set forth in Section 4 shall be first approved by Starboard, or its representatives, which approval shall not be unreasonably withheld.

7.　　　The relationship of the parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Nothing herein shall restrict any party's right to purchase or sell securities of the Company, as he/it deems appropriate, in his/its sole discretion, provided that all such sales are made in compliance with all applicable securities laws.

8.　　　This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

9.　　　In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the parties hereto consent and submit to the exclusive jurisdiction of the Federal and State Courts in the State of New York.

10.　　　Any party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

11.　　　Each party acknowledges that Olshan shall act as counsel for both the Group and Starboard and its affiliates relating to their investment in the Company.

12.　　　Each of the undersigned parties hereby agrees that this Agreement shall be filed as an exhibit to a Schedule 13D pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager
	STARBOARD VALUE L LP
	By: Starboard Value R GP LLC,
	    its general partner

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager
	STARBOARD X MASTER FUND LTD
	By: Starboard Value LP,
	    its investment manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner
	STARBOARD VALUE LP
	By: Starboard Value GP LLC,
	    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner
	STARBOARD VALUE GP LLC
	By: Starboard Principal Co LP,
	    its member

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner
	STARBOARD PRINCIPAL CO LP
	By: Starboard Principal Co GP LLC,
	    its general partner

	STARBOARD PRINCIPAL CO GP LLC
	STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
_____
        Name: Jeffrey C. Smith
        Title: Authorized Signatory

/s/ Jeffrey C. Smith
_____
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

             /s/ Deborah S. Conrad
             _____
             DEBORAH S. CONRAD

             /s/ John R. McCormack
             _____
             JOHN R. McCORMACK

             /s/ Xavier D. Williams
             _____
             XAVIER D. WILLIAMS

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

May __, 2021

_____
_____
_____

Re: Box, Inc.

Dear _____:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Box, Inc. (the "Company") in connection with the proxy solicitation that Starboard Value and Opportunity Master Fund Ltd and its affiliates (collectively, the "Starboard Group") is considering undertaking to nominate and elect directors at the Company's 2021 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Starboard Group Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter ("Agreement") will set forth the terms of our agreement.

The members of the Starboard Group agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Starboard Group Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Starboard Group Solicitation and any related transactions (each, a "Loss").

In the event you are notified or otherwise become aware of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give the Starboard Group prompt written notice (including through electronic submission) of such claim or Loss (provided that failure to promptly notify the Starboard Group shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, the Starboard Group will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. The Starboard Group may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of the Starboard Group, any confidential, proprietary or non-public information (collectively, "Information") of the Starboard Group or its affiliates which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by the Starboard Group or its affiliates or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify the Starboard Group so that the Starboard Group or any member thereof may seek a protective order or other appropriate remedy or, in the Starboard Group's sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or the Starboard Group does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of the Starboard Group and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of the Starboard Group and, upon the request of a representative of the Starboard Group, all such Information shall be returned or, at the Starboard Group's option, destroyed by you, with such destruction confirmed by you to the Starboard Group in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

*   *   *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER
FUND LTD

By: Starboard Value LP, its investment manager

By: _____

Name:

Title:

ACCEPTED AND AGREED:

_____

Exhibit 99.4

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

May __, 2021

_____
_____
_____

Dear _____:

        This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of a group of investors (the "Starboard Group"), including Starboard Value and Opportunity Master Fund Ltd, an affiliate of Starboard Value LP, for election as a director of Box, Inc. (the "Company") at the Company's 2021 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

        In consideration of your agreement to be named and serve as a nominee of the Starboard Group for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $25,000 in cash upon the Starboard Group submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $25,000 in cash upon the filing by the Starboard Group of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting. You hereby agree to use the after-tax proceeds from such compensation, or an equivalent amount of other funds, to acquire securities of the Company (the "Nominee Shares") at such time that you shall determine, but in any event no later than fourteen (14) days after receipt of such compensation; provided, however, in the event you are unable to transact in the securities of the Company due to possession of material non-public information or any other limitation or restriction, you shall have fourteen (14) days from the first date that you can transact in the securities of the Company to acquire such securities; provided, further, that the Starboard Group shall have the right to waive the requirement to purchase Nominee Shares at any time by providing you with prior notice of any such waiver. During the term of this letter agreement, you agree not to sell, transfer or otherwise dispose of any Nominee Shares; provided, however, in the event that the Company enters into a business combination with a third party, you may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

        The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) the Starboard Group's withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

By: _____

Name:

Title:

Accepted and Agreed to:

_____

Exhibit 99.5

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Box, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2021 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of May 2021.

/s/ Deborah S. Conrad
DEBORAH S. CONRAD

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Box, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2021 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

      1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

      2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

      3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

      4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

      5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of May 2021.

/s/ John R. McCormack
JOHN R. McCORMACK

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jeffrey C. Smith and Peter A. Feld, or either of them, the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Box, Inc. (the "Company") directly or indirectly beneficially owned by Starboard Value LP or any of its affiliates (collectively, the "Starboard Group") and (ii) any proxy solicitation of the Starboard Group to elect the Starboard Group's slate of director nominees to the board of directors of the Company at the 2021 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Starboard Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Starboard Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Starboard Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of May 2021.

/s/ Xavier D. Williams
XAVIER D. WILLIAMS